Exhibit 99.1

1 Corporate Presentation Nasdaq: PRTG January 2023

2 Legal Disclaimer This presentation is for information purposes only . This presentation does not constitute a general advertisement or general solicitation or an offer to sell or a solicitation to buy any securities in any jurisdiction . Such an offer can only be made by prospectus or other authorized offering document . This presentation and materials or fact of their distribution or communication shall not form the basis of, or be relied on in connection with any contract, commitment or investment decision whatsoever in relation thereto . No securities commission or similar authority in Canada, the United States or any other jurisdiction has in any way passed upon the adequacy or accuracy of the information contained in this presentation . Forward - Looking Information This presentation contains "forward - looking statements" that involve risks and uncertainties . Our actual results could differ materially from those discussed in the forward - looking statements . The statements contained in this presentation that are not purely historical are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, or the "Securities Act," and Section 21 E of the Securities Exchange Act of 1934 , as amended, or the Exchange Act . Forward - looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward - looking statements . These statements are based on the beliefs and assumptions of our management based on information currently available to management . Such forward - looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward - looking statements . Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our reports filed with the Securities and Exchange Commission from time to time . Except as required by law, we undertake no obligation to update any forward - looking statements to reflect events or circumstances after the date of such statements . No representation or warranty, express or implied, is or will be given by Portage Biotech Inc . (the “Company”) or any of its affiliates, directors officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency of this presentation or for any errors, omissions, misstatements, negligent or otherwise, contained herein . A shelf registration statement on Form F - 3 relating to the public offering of the Company’s common stock was declared effective by the Securities and Exchange Commission on March 8 , 2021 . Before you invest, you should read the prospectus in the registration statement and related preliminary prospectus supplement that the Company will file with the Securities and Exchange Commission for more complete information about the Company and the offering . An electronic copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering will be available on the website of the Securities and Exchange Commission at www . sec . gov .

3 Immuno - Oncology Company with Four First/Best in Class Small Molecules in the Clinic iNKT Agonist: Potential 1 st Therapeutic to Increase PD - L1 Expression & PD - 1 Effectiveness Potential Best - In - Class Adenosine (A2A/A2B) Inhibitors, a Validated Mechanism of Action Multiple Phase 1b/2 Data Catalysts in 2023 (Nine Next 18 Months in Multiple Tumor Types) Experienced Team from Bristol Myers; 10 Oncology Approvals & Multiple Billion $ Exits Opportunities for Value - Creating Partnerships/License Agreements & Pipeline Expansion Cost - Efficient Business Model: Potential Runway to Achieve Multiple Inflection Points Investment Highlights

4 Allan Shaw CFO Justin Fairchild VP Clin Dev Proven Leadership with Oncology and Financing Expertise Board of Directors Gregory Bailey, MD Rob Glassman, MD Linda M. Kozick Jim Mellon Mark Simon Ian Walters, MD CEO, Chairman Rob Kramer, PhD CSO Steve Innaimo VP PM & Operations Brian Wiley CBO Steven Mintz St. Germain Capital Corp >10 Oncology Approvals, Several Billion $ Exits

Our Formula for Success

Developing First/Best in Class I/O Agents

- Compounds with broad targets & single agent activity
- Address ~70-80% of patients that don't respond

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De-Risked Development

- Right experiment at the right time
- Randomized studies early
- Enrich patient population when possible

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Strong Academic & Industry Network

- All programs pre-vetted with Big Pharma
- Regular engagement with companies likely to transact

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Structured to Create Significant Value

- Partner with large oncology-focused companies
- Retain IP exclusivity
- Capital efficient business model

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Potential for Large Returns

- $32B I/O market growth to >$100B
- Data catalysts can create meaningful inflections
- Track record of high-value exits

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iNKT agonists PORT - 2, PORT - 3 Activating the innate, adaptive immune system and correcting the TME

7 Portage’s iNKT Agonist (PORT - 2): Rationally Designed Liposomal Formulation of IMM60 iNKT cell iNKT in charged liposome to protect lipid chain, aggregate in tumor, and promote Type 1 cytokine release IMM60 Binds to CD1d on APC and other myeloid cells TCR CD1d PORT 2 Immune activation

8 Innate Immune System: Adaptive Immune System: Tumor Microenvironment: Kills cancer cells & increased PD - L1 expression iNKT cell PORT - 2 Stimulates Multiple Arms of the Immune System to Produce a Robust Anti - Cancer Response

9 Target Cells NK cell Dendritic cell B - cell CD - 8 T cell MDSC & TAM Antigen Companies in the space PD - 1 PD - L1 Tumor Cell • Upregulates PD - L1 • Monotherapy activity in PD - 1 resistant models • Combo restores sensitivity to PD - 1 Ab + Enhanced activation Multiple Cell Types Involved with Anti - Cancer Response PORT - 2 compound impacts all of these pathways, including changing the tumor directly Small molecule approach avoids the many challenges of large biologic compounds and cell therapies Focus on solid tumors, unlike many overvalued cell therapy companies

10 Source: Jukes et al Eur. J. Immunol. 2016. 00: 1 – 11 PORT - 2 Demonstrates Superior Response Versus PD - 1 Antibody IMM60 (0.5ng/mouse) PORT - 2 Vehicle + anti PD - 1 Vehicle Untreated PORT - 2 shows better response rates vs. anti - PD - 1 in melanoma animals B16 melanoma lung metastases

11 Interim Phase I Data Confirms PORT - 2 Activity & Shows Good Safety (SITC 2022) SITC 2022 a Wennhold et al., Cancer Immunol Res 2021;9:1098 - 108. Tumor type 2 Melanoma 4 NSCLC Age 64 (41,79) Median prior therapies 5(3,7) Prior PD - 1 100% Performance status 50% ECOG 0 50% ECOG 1 Exposure/Safety: • 27 infusions administered to 6 patients [median 4 per patient] • No SAEs, no DLTs were observed Baseline 3 months • MCP - 1 ( Figure 3 ) and IP - 10 ( Figure 4 ) showed increases in most subjects, no increases in IL - 6, IL - 4 and IL - 10 • iNKTs downregulate their TCR when the agonist binds to the receptor, indicating activation of the iNKT ( Figure 5 ) • Increase in CD86+ B cells which is associated with tumor - specific antigen presentation and sensitivity to checkpoint inhibition a ( Figure 6 ) Evidence of monotherapy activity Mediastinal Lesion Decreased. 4cm to 1.9cm Table 2: Adverse Events Related to IMM60 (n=6) Adverse Event Grade 1 Grade 2 Grade 3 - 5 Dizziness 1 (17%) 0 0 Fatigue 0 1 (17%) 0 Flu - like symptoms 1 (17%) 0 0 Hair Loss 1 (17%) 0 0 Headache 1 (17%) 0 0 Hypertension 0 1 (17%) 0 Vomiting 1 (17%) 0 0 Best response by RECIST was PD in all 3 patients at 1 mg/m 2 dose . One of 3 patients treated at 3 mg/m 2 had mixed response (melanoma patient previously failed anti - PD - 1 and targeted therapy), see images below . Figure 6 Figure 5 Figure 3 Figure 4 High dose cohort of patients receiving PORT - 2 monotherapy (total patients to receive monotherapy n=18) Data from cohort of patients receiving PORT - 2 in combination with Keytruda Additional data in 2023:

Multi - arm study with four Phase 2 readouts in 2023/2024 12 Source: https:// www.isrctn.com/ISRCTN80472712 IMPORT - 201: Phase 2 Evaluates Front Line NSCLC and Refractory Melanoma PD - 1 q3wk iv infusions n=15 PD - 1 naïve patients PORT - 2 One dose @ MTD n=15 PORT - 2 + PD - 1 6 x iv infusions q3wk @ CMTD n=30 PD - 1 naïve patients Biopsy at 2 - 3wk Pre - Rx Biopsy NSCLC N=60 Progression PD - L1 ≥ 50% PD - L1 <1% PORT - 2 6 x iv infusions q3w @ MTD n=10 PD - 1 refractory Melanoma N=10 ᬛ PORT - 2 + PD - 1 q3wk iv x 5 ᬚ ᬜ ᬝ PORT - 2 + PD - 1 q3wk iv x 6 Clinical Catalysts In collaboration with

Adenosine Portfolio Unique position to modulate adenosine in 4 different ways PORT - 6 A2AR Inhibitor PORT - 7 A2BR Inhibitor PORT - 8 A2AR/A2BR Dual Inhibitor PORT - 9 Gut - Restricted A2BR Inhibitor Adenosine agents in development by many Pharma & Biotech • Validated mechanism impacting multiple immune cells • Portage acquired adenosine platform for $18M in stock + $3M cash • Gilead paid Arcus $450M for 2 adenosine compounds

14 Targeting Adenosine in Cancer Immunotherapy to Enhance T - Cell Function; Virgano, et al; Frontiers in Immunology 2019 modified slightly and used under CC BY 4.0 Leveraging A2A and A2B Alone or in Combo Allows for Customization of Treatment Macrophage Treg T cell NK Cell Endothelial Cell CAF MDSC Tumor Cell Neutrophil DC Promote adaptive response (A2A and A2B) Correct the TME (A2A and A2B) Decrease proliferation, metastasis and survival (A2A and A2B) Tumor is complex system governed by numerous immune cells

15 Difference in A2A Small Molecules Only asset with single agent activity in mouse models Competitive inhibitors won’t block in settings of high adenosine ARCUS CORVUS Potency Selectivity 2.5 hrs Portage’s PORT - 6 is best in class for potency, selectivity and durability Relative profiles of A2A antagonists based on public profiles Bubble size illustrates how long receptors are occupied 10+ hrs In Phase 1, no efficacy at QD 17% ORR at 80mg BID, need longer occupancy Couldn’t escalate due to tox (poor selectivity)

Fast Follower with Superior Profile Offers Major Competitive Advantages

Use biomarker and clinical data to enrich patient population

Tumors with High Adenosine

Tumor type	% A2A high*
RCC	50
BC	38
NSCLC	34
Gastric	32
Prostate	26

Positive effect of adenosine antagonist in patients with high adenosine expression demonstrated

iTEOS independent monotherapy activity in biomarker defined population (data from retrospective analysis ASCO 2021)

Best % Change in Tumor Lesion by High/Low $A_{2A}R$ levels



N= 23 RECIST-evaluable patients with reported A2AR Levels
* Progression-free > 6 months
Best percent change
100
50
20
0
-30
-50
-100
$A_{2A}R^{low}$
$A_{2A}R^{high}$

Survival curve by High/Low $A_{2A}R$ levels



$A_{2A}R^{low}$
$A_{2A}R^{high}$
HR=0.45 (0.19-1.08)
P=0.02
Probability of Survival
100
50
0
100
200
300
Days

* Expression data from Labcorp

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17 Data on File PORT - 7: Highly Selective and Potent A2B Adenosine Receptor Antagonist High potency and selectivity may provide important safety and efficacy advantages • Activity in 4T1, CT26, and other disease models (asthma, fibrosis, sickle cell) • IND approved for pro - drug Binding Affinity Functional Receptor Antagonism receptor Receptor Ki (nm) Selectivity A2B 9 1 A1 >30,000 >3000x A2A >10,000 >1000x A3 >30,000 >3000x Receptor Ki (nm) Selectivity A2B 13 1 A1 300 23x A2A 1,800 138x A3 60,000 >4,000x

18 ADPORT - 601: Adaptive Phase 1a/1b Study Phase 1a Starting Dose (10 mg BID) (n=12 - 15) A2AR (PORT - 6) indications: A2BR (PORT - 7) indications: Colorectal Cancer, Non - small Cell Lung Cancer, Endometrial Cancer, Ovarian Cancer with high A2B expression Prostate Cancer, Non - small Cell Lung Cancer, Head & Neck Cancer, Renal Cell Cancer with high A2A expression PORT - 6 1a: MONOTHERAPY Phase 1a Starting Dose (200 mg QD) (n=9 - 12) PORT - 7 100 mg 800 mg Recommended P2 Dose Recommended P2 Dose PORT - 6 + PORT - 7 PORT - 6 + PD - 1 PORT - 7 + PD - 1 Possible COMBO options PORT - 6/PORT - 7 + other Portage agents SOC n=10 PORT - 6 and/or PORT - 7 + SOC n=20 PORT - 6 and/or PORT - 7 n=20 Monotherapy in enriched patient population 1b: MONOTHERAPY RANDOMIZED VS SOC ᬞᬟ ᬢ Cross over at progression ᬠᬡ Clinical Catalysts

19 iNKT Agonists • Composition, formulations with antigens, other I/O agents • Liposomes/particles 2031 - 2036 Patent Exclusivity Many Applications Pending Worldwide Strong U.S. and Global IP Positions on Platforms and Products Broad and deep intellectual property covering: >60 Issued Patents Adenosine Inhibitors • Composition of matter patents • Use patents filed Nanolipogel & DNA Aptamers • Optimized co - delivery platforms • New IP for aptamers • Composition patents for products VLP Delivery Platform • First - in - class systemic STING agonist

Nine Phase 1b/2 Data Catalysts Anticipated to Drive Value

iNKT Platform

	PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE	# of PTS	DATA MILESTONES
	PORT-2	iNKT Agonists Liposomal Formulations	IMM60	Melanoma + NSCLC	Phase 1	18	ASCO 23
1	PORT-2	iNKT Agonists Liposomal Formulations	IMM60	Refractory Melanoma	Phase 2	10	ASCO 23/24 SITC 23/24
2	PORT-2	iNKT Agonists Liposomal Formulations	IMM60 + Keytruda®	Front line PD-L1 + NSCLC	Phase 2	30	ASCO 23/24 SITC 23/24
3	PORT-2	iNKT Agonists Liposomal Formulations	IMM60 + Keytruda®	PD-L1 – NSCLC 2nd/3rd line	Phase 2	10	ASCO 23/24 SITC 23/24
4	PORT-2	iNKT Agonists Liposomal Formulations	IMM60 + Keytruda®	PD-L1 + NSCLC 2nd line	Phase 2	15	ASCO 23/24 SITC 23/24

Adenosine Platform

	PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE	# of PTS	DATA MILESTONES
	PORT-6 PORT-7	A2AR Inhibitor A2BR Inhibitor	TT-10 TT-4	A2A and A2B exp Solid Tumors	Phase 1a	21-27	SITC 23/24 ASCO 24
5	PORT-7	A2BR Inhibitor	TT-4	A2B exp Solid Tumors	Phase 1b	20	SITC 24
6	PORT-6	A2AR Inhibitor	TT-10	A2A exp Solid Tumors	Phase 1b	20	ASCO 24 SITC 24
7	PORT-6 combo	A2AR Inhibitor	TT-10 + CPI	A2A exp Solid Tumors	Phase 1b	20	SITC 24
8	PORT-7 combo	A2BR Inhibitor	TT-4 + CPI	A2B exp Solid Tumors	Phase 1b	20	SITC 24
9	PORT 6/7 combo	A2AR Inhibitor A2BR Inhibitor	TT-10 + TT-4 + CPI	BM enriched	Phase 1b	20	SITC 24

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^Portage has the right (sole discretion/no obligation), to sell up to $30 million shares over agreement’s 36 - month term based on prevailing market prices at the time of each sale, subject to certain conditions *Includes ~3.5M Shares subject to lock - up agreements (6 - 12 mo) in recent 2 stock transactions 21 Summary Financial Data Cash Balance (9/30/22) ~$15.0 million Committed Purchase Lincoln Park Capital ^ $30 million Debt $ - Shares Outstanding (11/29/22) 17,061,744 Insider Ownership 51% Public Float* 49% Options & RSUs Outstanding (9/30/22) 1,596,040 Warrants Outstanding (9/30/22), expired unexercised October 2022 33,888 Net Cash Used in Operating Activities (Quarter Ended 9/30/22) $(2.5 million) Expected Quarterly Burn in 2023 ~$5 million

22 Novel, Clinical Stage I/O Portfolio with Small Molecule Focus • Manufacturing simplicity, low capital investment • Nine phase 1b/2 clinical data reads over next 2 years Engine for Efficient Drug Development & Commercialization • Expert scientific oversight • Lean structure with financial flexibility/good cash runway Preferred Partner for Pharma in I/O • Deep industry network facilitates engagement with big pharma and biotech • Packaged for commercialization/acquisition Expert Leadership with Track Record of Success • Proven success, more than 10 oncology approvals • Formation of Biohaven Pharmaceuticals, sale to Pfizer Accelerating I/O Development in Untapped Growth Areas

Appendix

IMPORT-201: Dose Escalation with Best-in-Class Design for NSCLC and Melanoma

Phase 1/2 Trial

Primary investigator
Mark Middleton, Churchill Hospital, Oxford: 3 additional sites

Primary endpoint
Safety

Secondary endpoints
Response, PFS at 6 months, frequency of iNKT cells, frequency of Ag specific T cells, frequency MDSCs & other immune related parameters

Dose escalation (monotherapy)
3+3 design
6 x iv infusions
q3w @ 1/3/9 mg/m^2
Max. n=18
↓
MTD

PORT-2

Dose escalation (combination therapy)
3+3 design
6 x iv infusions
q3w @ MTD-1 Max. n=12
↓
Combination MTD ('CMTD')

PORT-2 + PD-1

Phase 1 in refractory melanoma and NSCLC

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Source: https://www.isrctn.com/ISRCTN80472712

portage

25 PORT - 6: Potential Best - in - Class A2A - Better Selectivity, Potency, Durability 1 Data on File 2 AACR 2019 3 Cancer Immunology Research 2018 4 ASCO GU 2020, SITC 2018 Key Parameters PORT - 6 Portage 1 EOS - 850 iTeos 2 CPI - 444 Corvus 3 AB928 Arcus 4 Significance Potency (cAMP functional inhibition of A2AR) IC50 0.40 nM 2.24 nM 17.03 nM - - PORT - 6 is >5x more potent than next best IC50 Ki 0.065 nM - - - - 1.4 nM Port - 6 22x more potent than Arcus on Ki measure Selectivity against A1 Receptor (Safety) >150,000x 270x 54x 43x A1R associated with CNS and CV toxicity Receptor Occupancy 10+ hours 2.5 hours 0.3 hours - - Prolonged PD effect: Key attribute given high concentrations of adenosine in TME Tumor Concentration 10x vs plasma - - - - 1.6x vs plasma High concentration in tumor tissue required for effective antagonism of tumor expressed receptors Single Agent Efficacy (% Tumor Reduction) 54% (p<0.05) CT26 Colon Cancer <10% (p=ns) CT26 Colon Cancer <10% (p=ns) CT26 Colon Cancer ~20% B16f10 Melanoma Competing compounds only show effect in combination with other agents

26 Key Upcoming Clinical Development Milestones* 2022 2023 2024 Q4 Q1 Q2 Q3 Q4 1H 2H IMPORT - 201 (PORT - 2) P2 start PORT - 5 IND submission IMPORT - 201 (PORT - 2) P2 ORR data ADPORT - 601 (Port - 6/7) study activation ADPORT - 601 (Port - 6/7) P1b start IMPORT - 201 (PORT - 2) U.S. IND/EU CTA IMPORT - 201(PORT - 2) ASCO IMPORT - 201 (PORT - 2) SITC IMPORT - 201 (PORT - 2) P2 PFS data *At conferences we will present multiple arms & tumor types ADPORT - 601 (PORT - 6) P1a SITC IMPORT - 201 (PORT - 2) SITC ADPORT - 601 (Port - 6/7) SITC IMPORT - 201 (PORT - 2) ASCO ADPORT - 601 (PORT - 6/7) ASCO